PE 1/23/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NO ACT

Received SEC

MAR 13 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

15005813

March 13, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-13-15

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Re: Rite Aid Corporation
Incoming letter dated January 23, 2015

Dear Mr. Gerber:

This is in response to your letter dated January 23, 2015 concerning the shareholder proposal submitted to Rite Aid by Steven Krol. We also have received a letter from the proponent dated January 28, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Steven Krol

FISMA & OMB Memorandum M-07-16

March 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated January 23, 2015

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

We are unable to concur in your view that Rite Aid may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the sentence that begins "The SEC fully ..." and ends "opposing management's slate" may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BY EMAIL (shareholderproposals@sec.gov   January 28, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street
Washington, D.C. 20549

Re: Rite Aid Corporation 2015 Annual Meeting
Proponent Response to Company Proposal
Exclusion Request, dated January 23, 2015

Ladies and Gentlemen:

The Proponent is in receipt of the Proposal Exclusion request made by Rite Aid Corporation, dated 1/23/15.

Additionally, and as indicated below, the Company has been electronically sent a copy of this response, as provided for in Rule 14a-8 (k) and Section E of SLB 14D. All further responses to the SEC Staff on this matter by the Company, if any, will likewise be so communicated to Proponent in a timely manner.

I. BASIS FOR SEC REJECTION OF EXCLUSION REQUEST

The Company, through representation by expert counsel in this matter, must show with evidence, by way of the truth, the whole truth, that it has met it's sole burden of providing the SEC Staff sufficient grounds to exclude this Proposal, under SEC Rule 14a-8 (g). Not only has no such burden been met, but the Company provides only a few half-truths, as best, and is guilty of misleading the SEC Staff itself in making their presentation. In throwing this "hail Mary pass" and hoping something will stick to the wall, it does so with the full knowledge that it not only omits material facts to the SEC Staff to side track it, but does so knowing full well that the SEC has championed the subject matter at issue. Counsel's arguments are not evidence, however.

II. THE COMPANY MAY NOT EXCLUDE THE PROPOSAL PURSUANT TO RULE 14a-8 (i)(3) BECAUSE THE PROPOSAL IS NOT MATERIALLY OR IN ANY OTHER WAY FALSE AND MISLEADING AS ALLEGED AND THUS NOT IN VIOLATION OF RULE 14a-9.

The Company's partial basis for making it's exclusion request rests on it's sole purported determination that the Proposal is materially false and misleading. This is not only untrue as the evidence below will make clear, but it is their height of hypocrisy to raise this, coming now before the SEC Staff with "unclean hands", so soon as it does after last year's highly controversial 2014 election. Then, this Proponent believes the Company tainted the election results by intentionally misleading it's shareholders in Proposal #5.

In Paragraph 1 of said Rite Aid's introduction to the 2014 Proposal it reads in part..."The proposal and supporting statement may contain assertions about Rite Aid or other statements that we believe are incorrect. We have not attempted to refute **all** (highlighted now by Proponent) of the inaccuracies in the proposal and supporting statement and the Company is not responsible for the content of the proposal.

As the staff is aware, the Proponent submitted a written letter of protest immediately, as allowed under SEC rules, but this false comment was allowed to stand, with the Proponent fully understanding that although the SEC could have ordered the postponement of the Annual Meeting pending a retraction, that event would only punish shareholders in a steep decline of the stock price. However, the Staff should be aware now that when this shareholder introduced the proposal and allowed the Board to give attending shareholders even one example of **all**
the inaccuracies claimed, what the audience received was nothing but silence.

So, the above represents real material false statements by way of taking advantage of it's shareholders in their not being familiar with the proposal process. Ironically, last year Rite Aid made no SEC exclusion request, but still saw fit to raise **all** the inaccuracies in the proxy statements; but not in an exclusion request where it properly first belonged? The single result was depriving shareholders of the truth in order to throw an election on that Proposal.

Proponent will now address the new false assertions.

**III. THE COMPANY HAS THE BURDEN TO PROVE A MATERIALLY FALSE AND MISLEADING STATEMENT
HAS BEEN MADE.**

Counsel provides, as it is apt to always do, numerous case examples where materially false or misleading statements were made by other proponents causing the triggering of SEC exclusion letters. While the cases cited make for interesting reading, their subject matter has little to do with that which Rite Aid complains of now, so Proponent will respond only to the matter at hand, in the order mentioned.

A. The Company claims Proponent's statement that "the SEC fully supports this Proposal" is materially false.

Proponent will now refresh expert counsel's recollection of the facts:

On August 25, 2010 the SEC adopted "proxy access" rules, which exactly mirror the Proposal now before the SEC Staff. In fact no U.S. public company could "opt-out" of this new rule even with shareholder approval, signaling again just how much the SEC is championing this shareholder right of good corporate governance. Rule 14a-11 was a product of a multi-year proxy access effort of the SEC, with specific authorization for the SEC to adopt proxy access included in the Dodd-Frank Act.

The fact that business groups filed suit and won a vacate order in the U.S. Court of Appeals in 2011, primarily due to assumed economic impacts did not lessen the SEC view that this was an important shareholder right. In fact, the SEC Chairman, Mary Shapiro, stated thereafter that the issue is one that the SEC will "continue to look at over time". However, SEC changes facilitating private ordering in proxy access were not impacted by the Court's decision, furthering the logical conclusion that the SEC favors the subject matter of "proxy access", and this Proposal exactly mirrors what the SEC intended in the first place.

Surprisingly, counsel helps make Proponent's argument, when he agrees on page 4, paragraph 2 of his argument
"that shareholders receive full and accurate information about all proposals that are, or such be, submitted to them under Rule 14a-8" SLB 14. Proponent appreciates counsel's support in reminding the Staff just how vital "full and accurate information" is to shareholders. Proponent wishes that the Company practiced what they preach now in their exclusion request. Does the Company really believe the SEC suddenly no longer champions proxy access? Where is that proof anywhere? Isn't the simple truth, the whole truth, that the Company is in fear that if this Proposal provides the "full and accurate information that counsel wants so badly, that this will only cause more informed shareholder votes "In Favor" of the Proposal?

The SEC Staff knows that the Company has the last say in the proxy materials, and as previously noted above guided shareholders falsely, and materially so, on last year's shareholder proposal. Aren't Rite Aid shareholders also entitled to more honest guidance on the subject matter of proxy access?

At issue then is whether the words "the SEC fully supports this Proposal" is materially false and misleading at all, or at worst does not convey the exact meaning that counsel would prefer. Proponent suspects no artful sentence construction would have satisfied counsel, even if a simple revision is made, such as for example, "the SEC fully supports the shareholder right for shareholder-nominated director candidates to obtain proxy access as contained in vacated Rule 14a-11.

In the alternative, and as a further suggestion, since omitting who favors the Proposal does not change in any way the Proposal itself, Proponent would be agreeable to removing the SEC support statement wording altogether, should the Staff prefer that SEC views not be included within a Proposal, notwithstanding that "proxy access" is an unusual subject matter where the SEC has actually been fully engaged in the past, and may be again in the future.

B. Second, the Company challenges the Proponent's words that "the two largest institutional proxy advisory firms, ISS and Glass Lewis **generally** support this shareholder protection proposal to include shareholder director nominees in Rite Aid's proxy statement and proxy cards". As the Staff will notice below, proponent chose his words very carefully here. Not only is this statement not false and misleading, it is completely true, and counsel knows this to be true just as much as his colleagues do as follows:

A. In an article written by a colleague law firm, Wilson, Sonsini, Goodrich and Rosati, just two short months ago and dated, 11/13/14, entitled "The Next Wave of Proxy Access Proposals" it reads in part:

"ISS has **generally** supported proxy access proposals with a 3 percent for 3 years" formulation similar to that used by the Comptroller (of the City of New York) in the past-and it is likely to support the Comptroller's proposals and other similar proposals to other companies this year.

B. In a memo written by colleague law firm Wachtell Lipton, also dated just two short months ago on 11/7/14, they note: "ISS and Glass Lewis can **generally** be expected to recommend in favor of 3%/3 year proxy access formulations.

C. The Harvard Law School Forum on Corporate Governance and Financial Regulation also indicates that "ISS has recommended that shareholders vote for 3%/3 year proposals, which were molded after the SEC's vacated proxy access rule". In fact, they go on to note that proxy access proposals with 3%/3 year thresholds submitted from 2012-2014 are voted "In Favor" 50% of the time, which by any measure is noteworthy.

IV. RITE AID CONTINUES ON INTENTIONALLY MISLEADING THE SEC STAFF

A. In **completely** reviewing the Glass Lewis Guidelines for the 2015 proxy season, p.22 entitled Proxy Access, paragraph 1, sentence 2 it reads in part, "Glass Lewis **generally** supports affording shareholders the right to nominate director candidates to managements proxy as a means to ensure that significant, long-term *shareholders have an ability to nominate candidates to the board". Did counsel forget to read Glass Lewis' full* comment on the subject matter of proxy access?

B. As mentioned above, two colleague law firms already disagree with counsel's self-serving and intentionally misleading evaluation of ISS proxy guidelines. In fact, the only reason ISS will review this subject matter on a "case-by-case basis" is simply because the proposals on proxy access as increasingly reviewed by ISS contain different percentage and duration thresholds, different maximum proportion of directors that shareholders may nominate each year and different methods to determine the hierarchy of multiple shareholder nomination submittals.

However, this much is crystal clear-when a proposal mirrors the original SEC intent, as it does in this Proposal, namely "3%/3 year formulation", ISS does recommend a vote "In Favor" of it, period.

Once again, for counsel to suggest otherwise simply acts to mislead the SEC Staff. Counsel's complaint against Proponent on this matter is misdirected; it would be more appropriate to take the matter up with his colleague law firms instead who view the truth much more differently, rather than use the SEC Staff's limited resources.

V. THE PROPOSAL IS NOT IMPERMISSIBLY VAGUE AND INDEFINITE AND IS NOT MATERIALLY FALSE AS ALLEGED BY RITE AID ON PAGE 5 SECTION B

In 'throwing another hail Mary pass" the company concludes that using the words in the Proposal "the current SEC word limit" is a violation of SEC rules, as it would:
1. Cause shareholder confusion, and
2. that the Company, of all things, would be unable to determine exactly what actions the proposal requires. Counsel's conclusion here is simply preposterous and without merit.

The Proponent knows the current word count is 500 words. In fact, Rite Aid transmitted a Deficiency Notice to the undersigned last year purporting, unconfirmed, that then the Proposal exceeded the 500 word limit and to revise it. Despite Rite Aid's refusal to respond to the undersigned when asked in writing to indicate what the number of words were considered by them to be in excess, proponent nonetheless reduced the word count.

Proponent fully believes that if the wording instead read "the 500 word limit", counsel would still dispute this as claiming the word count may change over time, so as to make even this too vague and misleading a statement. Therefore, proponent conservatively and correctly made allowance for any future changes in word count.

The bottom line-
A. Shareholders reading this or any other proposals do not count the words in a Proposal; sadly they rarely read *the proxy materials (and even less likely to review the bylaws) at all. The notion that the rule on word count* would ever enter their minds or cause them any confusion now is simply ludicrous.

B. The notion that Rite Aid or any other public company would be perplexed as to how to implement this proposal if the shareholder-nominated director met the 500 word limit (or the then current count if changed) is insulting to directors in general and Rite Aid board members specifically, so no further serious comment need be made by the Proponent now on this particular issue.

Suffice it to say, the word count information is for the benefit of the shareholder-nominated director, not the disinterested voting shareholder. The numerous cases provided by counsel again here is appreciated for spare time reading, but is a clear abuse of the SEC Staff limited resources.

VI. SUMMATION

The SEC Staff approach to Rule 14a-8(i)(3) no-action requests has been a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the Proposal, where the Proposal complies generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily.

Proponent does not seriously believe the Proposal violates any SEC rule, and certainly the Company has not met their burden to prove their allegations. Worse still, is the intentional hiding from the SEC the full facts in order to render a fair opinion, or additionally raising issues that are not worthy of the Staff's limited resources.

However, given the important subject matter here that protect shareholders, and given that Proponent can easily make simple revisions that do not affect the intent of the Proposal at all, the following suggestions are made:
1. Should the SEC prefer that they not be mentioned as fully favoring this Proposal, despite it's actions to date, Proponent is quite willing to either remove these simple few words in their entirety or would be happy to accept SEC modifications to it.
2. Change "current word count" to "the 500 word count limit" although the former phrase used covers all present and future changes, if any.

The Proponent respectfully requests that the Staff reject the exclusion request of Rite Aid Corporation.

Should you have any questions, please feel free to contact the undersigned at the email address or telephone number below.

Sincerely,
Steven Krol
Proponent/Rite Aid Shareholder

FISMA & OMB Memorandum M-07-16

cc:Marc Strassler-Secretary/Rite Aid Corporation

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January 23, 2015

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Rite Aid Corporation – 2015 Annual Meeting
Omission of Shareholder Proposal Submitted by
Steven Krol

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Rite Aid Corporation, a Delaware corporation ("Rite Aid" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Steven Krol (the "Proponent") from the proxy materials to be distributed by Rite Aid in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Rite Aid's intent to omit the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The resolution contained in the Proposal is set forth below:

RESOLVED: The shareholders of Rite Aid Corporation request that our Board adopt a "proxy access" bylaw with conforming amendments to related bylaws, that requires Rite Aid to include in any proxy materials where directors are to be elected, the name, Disclosure and Statement (as defined herein) of any person nominated to the board by a shareholder or group thereof (the "Nominator") that meets the criteria below. Rite Aid shall allow shareholders to vote on such nominee(s) on it's own proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed 25% of the number of directors then serving. This bylaw should provide that a Nominator must:

1. beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years before the nomination is submitted;

2. give the company written notice, within the time period identified in Rite Aid's bylaws, of information required by the bylaws or rules of the SEC about (i) the nominee, including consent to being named in the proxy materials, to serving as director if elected, and to public disclosure of data required by the bylaws; and (ii) the Nominator, including ownership proof of the required shares (the "Disclosure") and

3. certify that (i) it assumes liability arising from the Nominator's communications with shareholders, including the Disclosure and Statement; (ii) it will comply with all legal requirements in it's soliciting material; and (iii) that the required shares were acquired in the ordinary course of business not to change or influence control of Rite Aid.

The Nominator may submit with the Disclosure a Supporting Statement not exceeding the current SEC word limit (the "Statement"). The Board shall define the priority given to multiple nominations exceeding the 25% limit.

The supporting statement contained in the Proposal provides, in relevant part:

> The SEC fully supports this Proposal and the two largest institutional proxy advisory firms, ISS and Glass Lewis, generally support this shareholder protection proposal to include shareholder director nominees in Rite Aid's proxy statement and proxy cards, providing an inexpensive means for opposing management's slate. This nearly identical Proposal won majority vote last year at another company.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Rite Aid's view that it may exclude the Proposal from the 2015 proxy materials pursuant to Rule 14a-8(i)(3) because the Proposal is materially false and misleading in numerous respects.

III. Background

The Company received the Proposal, accompanied by a cover letter from the Proponent, and a letter from Charles Schwab, on December 16, 2014. Copies of the Proposal and related correspondence are attached hereto as Exhibit A.

IV. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(3) Because the Proposal Is Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. Specifically, Rule 14a-9(a) prohibits false or misleading statements "with respect to any material fact, or which omit[s] to state any material fact necessary in order to make the statements therein not false or misleading."

A. The Proposal Contains Factual Statements that Are Materially False and Misleading.

The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). The Staff has consistently permitted exclusion of proposals under Rule 14a-8(i)(3) where such proposals were false or misleading under Rule 14a-9. *See, e.g., Entergy Corp.* (Feb. 14, 2007) (permitting exclusion of a proposal requesting that the board adopt a policy giving shareholders the opportunity to vote on an advisory management resolution to approve the compensation committee report where the supporting statement made objectively false statements regarding executive compensation at the company, director committee membership and director stock ownership); *Jefferies Group, Inc.* (Feb. 11, 2008, *recon. denied* Feb. 25. 2008) (permitting exclusion of proposal requesting a shareholder advisory vote at the annual meeting where the proposal claimed the advisory vote was to be "supported by company management"); *AT&T Inc.* (Feb. 2, 2009) (permitting exclusion of a proposal requesting that the board adopt a bylaw to provide for an independent director where the proposal mischaracterized the independence definition set by the Council of Institutional Investors); *The Bear Stearns Companies, Inc.* (Jan. 30, 2007) (permitting exclusion of a proposal requesting that the board adopt a policy giving shareholders the opportunity to vote on an advisory management resolution to approve the compensation committee report where the proposal made false statements regarding the effects the proposal would have on shareholders). Similarly, the Proposal here is materially false and misleading in at least two significant respects.

First, the supporting statement states, in no uncertain terms, that "[t]he SEC fully supports this Proposal." This statement is patently false as neither the Commission nor the Staff has reviewed the Proposal or expressed any view in relation to the Proposal or would ever express any view on how shareholders should vote on the Proposal. As described in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff "ha[s] no interest in the merits of a particular proposal" and does not evaluate the substance of a proposal in its application to a company beyond whether it is excludable under Rule 14a-8 under a basis asserted by the company. Rather, the Staff is only concerned "that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8." SLB 14. The assertion that the Commission or Staff fully supports the Proposal has absolutely no factual basis, would significantly impact shareholders' views of the Proposal and is materially false and misleading.

Second, the supporting statement states that "the two largest institutional proxy advisory firms, ISS and Glass Lewis, generally support this shareholder protection proposal to include shareholder director nominees in Rite Aid's proxy statement and proxy cards." However, neither ISS nor Glass Lewis has reviewed the Proposal or its application to the Company or has expressed any views on the Proposal. In fact, ISS's 2015 U.S. Summary Proxy Voting Guidelines specifically state that proposals to enact proxy access "vary widely," and that as a result, ISS does not "set[] forth specific parameters" for voting on and will "take a case-by-case approach in evaluating these proposals." Similarly, under the Proxy Paper Guidelines for the 2015 Proxy Season, Glass Lewis explains that it "considers several factors when evaluating whether to support proposals for companies to adopt proxy access including the specified minimum ownership and holder requirement for shareholders to nominate one or more directors, as well as company size, performance and responsiveness to shareholders."

Moreover, neither ISS nor Glass Lewis would make a voting recommendation on the Proposal prior to the time that Rite Aid files its proxy statement. As explained on ISS's website:

> recommendations are driven by our voting guidelines, as applied to the fact pattern presented by each company at the time we analyze their voting proposals, through their publicly filed disclosures and other public information available to shareholders. Therefore ... we cannot and do not say what would be required to obtain a "for" recommendation.... [A]pplication of those policies in specific cases requires an analysis, not only of the exact details and language of the proposal being voted on, but of the context in which that proposal arises; including events such as board decisions, share price movements, legal/regulatory developments, and the actions of shareholders which may not be apparent until the time the analysis is undertaken. We cannot and will not disclose or guarantee any future vote recommendation.

Similarly, Glass Lewis's website states that its "recommendations are based solely on publicly available information; we do not rely upon information not available to our clients and other shareholders."

As neither ISS nor Glass Lewis has reviewed the Proposal or made any voting recommendation under its respective guidelines, the assertion that ISS and Glass Lewis support the Proposal lacks any factual support whatsoever, would significantly impact shareholders' views of the Proposal and is materially false and misleading.

As described above, the Proposal contains factual statements that are objectively false and that are materially false and misleading. Accordingly, the Proposal violates Rule 14a-9 and should therefore be excluded under Rule 14a-8(i)(3).

B. The Proposal Is Impermissibly Vague and Indefinite so as to Be Materially False and Misleading.

The Proposal, if adopted, would require Rite Aid to include in its proxy statement (1) the names of the persons nominated for election to the board by a shareholder or group of shareholders satisfying the stock ownership criteria; (2) disclosure about the nominee and nominator required under the Company's bylaws or relevant SEC rules (the "Disclosure"); and (3) a supporting statement (the "Statement"). The Proposal defines the third element, the Statement, as "a Supporting Statement not exceeding the current SEC word limit." As one of the three elements required to be included in the Company's proxy statement, understanding what is encompassed by the Statement is critical to understanding the

Proposal. However, the Proposal's reference to "the current SEC word limit" is vague and ambiguous. If the reference is intended to refer to Rule 14a-8(d), many shareholders may not be familiar with that rule. Alternatively, if the reference is intended to be some other "SEC word limit," it is entirely unclear what word limit is intended. By failing to define this critical element of the Proposal or by defining this critical element by reference to an external standard, the Proposal is impermissibly vague and indefinite under Rule 14a-8(i)(3).

The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted exclusion of shareholder proposals where the proposal failed to define or did not sufficiently explain key terms. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff has concurred that such proposals are impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). *See, e.g., AT&T Inc.* (Feb. 21, 2014) (permitting exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (Feb. 10, 2014) (permitting exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *The Boeing Co.* (Jan. 28, 2011, *recon. granted* Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *JPMorgan Chase & Co.* (Mar. 5, 2010) (permitting exclusion of a proposal requesting a report on political contributions and payments used for grassroots lobbying communications because the "proposal d[id] not sufficiently explain the meaning of 'grassroots lobbying communications'").

Furthermore, the Staff has consistently permitted exclusion of proposals that rely on an external standard for a central element of the proposal where the proposal and supporting statement failed to sufficiently describe the substance of the external standard. For example, in *Chiquita Brands International, Inc.* (Mar. 7, 2012), the Staff permitted exclusion of a "proxy access" shareholder proposal requesting that the company's proxy statement include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The Staff agreed that the reference to "SEC Rule 14a-8(b) eligibility requirements" did not provide sufficient guidance for shareholders to determine what was required under the proposal, and the Staff determined that the shareholder eligibility requirements were a central aspect of the proposal. The Staff noted that while "some shareholders voting on the proposal may be familiar with the eligibility requirements of Rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also MEMC Electronic Materials Inc.* (Mar. 7, 2012) (same); *Sprint Nextel Corp.* (Mar. 7, 2012) (same); *AT&T, Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal requesting a report disclosing "[p]ayments . . . used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2"). *See also Exxon Mobil Corp.* (Mar. 21, 2011) (permitting exclusion of a proposal requesting a report using "guidelines from Global Reporting Initiative" where the proponent failed to explain such guidelines); *Boeing Co.* (Feb. 5, 2010) (permitting exclusion of a proposal requesting a board committee be established to "follow the Universal Declaration of Human Rights," were the proposal failed to adequately clarify the substance of the standard to be applied); *PG&E Corp.* (Mar. 7, 2008) (permitting exclusion of a proposal requesting that the board appoint an independent lead director under the standard of independence "set by the Council of Institutional Investors," without explaining the standard); *Johnson & Johnson* (Feb. 7, 2003) (permitting exclusion of a proposal requesting a report on the company's progress concerning "the Glass Ceiling Commission's business recommendations" without providing the substantive provisions of such recommendations).

The Proposal suffers from the same defect as the proposals cited above in that the Proposal does not provide sufficient guidance for shareholders or the Company to understand what the Proposal, if implemented, would require. The Proposal requests that Rite Aid's board adopt a "proxy access" bylaw requiring Rite Aid to include in its proxy materials (1) the names of the nominees, (2) the Disclosure and (3) a "Supporting Statement not exceeding the current SEC word limit." The Proposal is even more ambiguous than the proxy access proposals excluded in *Chiquita*, *MEMC* and *Sprint* since it is not entirely clear whether the Proposal is referencing Rule 14a-8(d), in which case many shareholders may not be familiar with the word limit in that rule, or whether the Proposal is referencing some other "current SEC word limit," in which case there is complete uncertainty as to what that word limit may be. As a result, the length of the supporting statements that shareholders may envision as being required to be included in the Company's proxy statement could vary considerably. The length of the Supporting Statement that would be required to be included in the Company's proxy statement is a central element of the Proposal that is neither explained in, nor understandable from, the text of the Proposal. As a result, the Proposal is impermissibly vague and indefinite so as to be materially false and misleading and should be excluded under Rule 14a-8(i)(3).

V. Conclusion

For the foregoing reasons, Rite Aid respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2015 proxy materials pursuant to Rule 14a-8(i)(3).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Marc S. Gerber

Attachments

cc: Marc A. Strassler, Esq.
Rite Aid Corporation

Steven Krol

Begin forwarded message:

From: Steve KroFISMA & OMB Memorandum M-07-16 ***
Date: December 16, 2014 at 2:10:47 PM EST
To: "mstrassler@riteaid.com" <mstrassler@riteaid.com>
Subject: Fw: 2015 Rite Aid Shareholder Proposal
Reply-To: Steve KroFISMA & OMB Memorandum M-07-16 ***

Mr Marc. A. Strassler
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pennsylvania 17011

December 16, 2014

Dear Mr. Strassler: As indicated in the previous email submitted to you today, together with the attached Charles Schwab brokerage letter qualifying the undersigned to submit this Proposal, referenced below is the shareholder Proposal and Supporting Statement to be included in the 2015 Rite Aid proxy materials for shareholder vote. An additional 132,750 Rite Aid shares are held in other broker accounts. Please note that bold highlighting is intentional and the undersigned requests that the company print this Proposal exactly as indicated. Additionally, the company will fill in the Proposal # at the end of the Supporting Statement next year, when it is in a better position to assign a number for the Proposal. To ensure you have received the full Resolution and Supporting Statement below, the text begins with the word "Resolved" and ends with "Proposal # ____".

I will hold at least $2000. market value of Rite Aid common shares through at least the date of the 2015 Annual Meeting, and I will attend such meeting to introduce the below referenced Proposal.

Should you have any questions, please do not hesitate to contact the undersigned. Additionally, please note the new residential address/telephone number as indicated below.

Sincerely,
Steven Krol
Proponent/Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

RESOLVED: The shareholders of Rite Aid Corporation request that our Board adopt a "proxy access" bylaw with conforming amendments to related bylaws, that requires Rite Aid to include in any proxy materials where directors are to be elected, the name, Disclosure and Statement (as defined herein) of any person nominated to the board by a shareholder or group thereof (the "Nominator") that meets the criteria below. Rite Aid shall allow shareholders to vote on such nominee(s) on it's own proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed 25% of the number of directors then serving. This bylaw should provide that a Nominator must:

1. beneficially own 3% or more of the Company's outstanding common stock continuously for at least three years before the nomination is submitted;
2. give the company written notice, within the time period identified in Rite Aid's bylaws, of information required by the bylaws or rules of the SEC about (i) the nominee, including consent to being named in the proxy materials, to serving as director if elected, and to public disclosure of data required by the bylaws; and (ii) the Nominator, including ownership proof of the required shares (the "Disclosure") and
3. certify that (i) it assumes liability arising from the Nominator's communications with shareholders, including the Disclosure and Statement; (ii) it will comply with all legal requirements in it's soliciting material: and (iii) that the required shares were acquired in the ordinary course of business not to change or influence control of Rite Aid.

The Nominator may submit with the Disclosure a Supporting Statement not exceeding the current SEC word limit (the "Statement"). The Board shall define the priority given to multiple nominations exceeding the 25% limit.

Supporting Statement

The long-term owners of Rite Aid should have a meaningful voice in electing directors. This Proposal adopts strict 3% and 3 year eligibility thresholds. The 25% limit on shareholder-nominated candidates prevents abuse.

Greater senior management accountability and a corporate culture change at Rite Aid is compelling. Our nearly 30% share price drop in one month beginning last September 18th and our .25 cent share price early 2009 are just two tragic examples. Since the year 2000, Walgreens stock has nearly tripled and CVS stock has nearly quintupled; Rite Aid stock has been cut in half!

Currently, separate shareholder-nominee ballots create shareholder confusion and huge expenses, all meant by public companies to discourage the commencement of the proxy contest at all. This

Proposal, would now allow shareholders to see and vote for shareholder-nominated candidates on the same Rite Aid proxy card as board-nominated candidates, avoiding confusion and unnecessary wasted expense.

The SEC fully supports this Proposal and the two largest institutional proxy advisory firms, ISS and Glass Lewis, generally support this shareholder protection proposal to include shareholder director nominees in Rite Aid's proxy statement and proxy cards, providing an inexpensive means for opposing management's slate. This nearly identical Proposal won majority vote last year at another company.

Protect Your Investment- Please vote **"FOR"** Proposal #____

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

charles SCHWAB

December 16, 2014

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X71363

Steven Krol
*** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Pursuant to your request, our records indicate that as of December 16, 2014, you hold 117,513 shares of Rite Aid Corporation (RAD) in this Charles Schwab account ending in *** FISMA & OMB Memorandum M-07-16 ***. Further pursuant to your request, our records indicate that you have continuously held at least $2000 worth in stock value of Rite Aid Corporation in this Schwab account for over one year. Along with this, Charles Schwab is an active participant with the Depository Trust Company(DTC).

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X71363.

Sincerely,

Nyoka Fultz

Nyoka Fultz
CS&S Help Desk
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482